SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2011

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement on expected renewal of delivery center agreement of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on March 11, 2011.

CAMELOT EXPECTS RENEWAL OF DELIVERY CENTER AGREEMENT

BEIJING – March 11, 2011 — Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology (IT) services in China, announces that it is in the process of renewing its contract with IBM for the delivery center developed by Camelot focused on enterprise application software and services. Operations at the delivery center are not affected by the contract renewal process, which is expected to be finalized within weeks.

As detailed in its filings with the U.S. Securities and Exchange Commission, Camelot entered into the delivery center agreement with IBM on March 24, 2008 for a term of three years. Under the agreement, IBM had the right to purchase the delivery center prior to January 24, 2011 (the “call option clause”).  The fact that the call option clause was not exercised demonstrates that the continued cooperation between IBM and Camelot under the delivery center model has been successful and has significantly benefited end customers.  Camelot is negotiating to remove the call option clause and expects to renew the rest of the agreement on substantially the same terms.

Simon Ma, Camelot’s Chairman and Chief Executive Officer, said, “Camelot has maintained a strong and mutually beneficial relationship with IBM over the past 12 years.  We were selected by IBM in its first Service Provider Program in 1998 and subsequently as its first, and now largest, Core Services Provider in Greater China since 2003.  The establishment of our dedicated delivery center in 2008 further highlights the strategic nature of our relationship.  The delivery center has proven to be effective and I look forward to continuing our strong partnership with IBM in the years to come.”

Forward Looking Statements
This press release contains statements that may constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Further information regarding these and other risks is included in

Camelot's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Camelot Information Systems Inc.
Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

Contacts:

Camelot Information Systems Inc. Gordon Lau, Chief Financial Officer Tel: +86 10 8201 9008 Email: investors@camelotchina.com	Camelot Information Systems Inc. Jojo Guo, Investor Relations Manager Tel: +1 646 371 6533 Email: investors@camelotchina.com
Investor Relations (Hong Kong) Mahmoud Siddig Taylor Rafferty Tel: +852 3196 3712 Email: camelot@taylor-rafferty.com	Investor Relations (US) Kelly Gawlik Taylor Rafferty Tel: +1 212 889 4350 Email: camelot@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By:	/s/ Yiming MA
Name:	Yiming MA
Title:	Chief Executive Officer

Date: March 14, 2011